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                                May 9, 2023

       Nochum Greenberg
       Chief Executive Officer
       International Star, Inc.
       8 The Green, Suite A
       Dover, DE 19901

                                                        Re: International Star,
Inc.
                                                            Amendment No. 1 to
Draft Offering Statement on Form 1-A
                                                            Submitted April 19,
2023
                                                            CIK No. 0001100788

       Dear Nochum Greenberg:

             We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Draft Offering Statement on Form 1-A submitted April 19, 2023

       General

   1. We note new disclosure regarding your acquisition of the remaining 94% of Budding
                                                        Equity, Inc. (Budding)
on February 14, 2023, making Budding your wholly-owned
                                                        subsidiary. We also
note your statements that upon completion of the acquisition you believe that you have
ceased to be a shell company; and that with the Budding acquisition you are now operating
an established cannabis royalty business.

                                                        Please revise to
provide information as to the business of Budding (including any subsidiaries), its
results of operations, and its liquidity and capital resources, and describe the material terms of
the acquisition. See Items 7 and 9 of Form 1-A. Please also provide us with a written
explanation that details whether and why you believe that the acquisition now makes you eligible
to conduct an offering pursuant to Rule 251(b)(3) of Regulation
 Nochum Greenberg
International Star, Inc.
May 9, 2023
Page 2
       A. File as exhibits the plan of acquisition for Budding and any related material contracts.
       See Item Item 17 of Form 1-A.
2. Please tell us how you considered whether historical financial statements of Budding
       Equity, Inc. are required, and whether pro forma financial statements reflecting your acquisition of Budding Equity, Inc. are required. See Part F/S of Form 1-A for financial statements requirements.
       You may contact Benjamin Holt at 202-551-6614 or Pam Long at 202-551-3765 with any questions.



                                                             Sincerely,
FirstName LastNameNochum Greenberg
                                                             Division of
Corporation Finance
Comapany NameInternational Star, Inc.
                                                             Office of Real
Estate & Construction
May 9, 2023 Page 2
cc:       Zvi Raskin
FirstName LastName